EXHIBIT 99.9

Chunghwa Telecom

September 10, 2015

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Aug 2015

1)	Sales volume (NT$ Thousand)

Period	Items	2015	2014	Changes	%
Aug	Net sales	18,808,323	18,563,811	(+)244,512	(+)1.32%

Jan-Aug	Net sales	150,858,748	147,829,005	(+)3,029,743	(+)2.05%

b Trading purpose : None